EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	FISCAL YEARS ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30,

	1998	1999	2000	2001	2002	2002	2003

Ratio of Earnings to Fixed Charges	*	*	*	*	*	*	1.6

*	The earnings for the years ended December 31, 2002 through 1998 and for the nine months ended September 30, 2002 were inadequate to cover total fixed charges. The coverage deficiencies for the years ended December 31, 2002 through 1998 were (in thousands): $63,192, $6,665,789, $3,082,115, $287,992 and $54,048, respectively. The coverage deficiency for the nine months ended September 30, 2002 was $60,213.

In computing the ratio of earnings to fixed charges, earnings have been based on income (loss) from continuing operations before income loss plus fixed charges. Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense on operating losses attributable to interest.